Exhibit 5

EURAND N.V.

RETENTION BONUS PLAN

1. Purpose.  This Eurand N.V. Retention Bonus Plan (the “Plan”) for Eurand N.V. and its successors (the “Company”) and its subsidiaries is effective as of December 1, 2010 (the “Effective Date”).  The Plan is established in contemplation of a potential transaction pursuant to the terms of that certain Share Purchase Agreement (the “SPA”) executed by the Company, Axcan Holdings Inc. (the “Parent”) and Axcan Pharma Holding B.V. (“Axcan”), pursuant to which Axcan will offer to acquire the outstanding ordinary shares of Eurand, and such acquisition will be followed by an asset sale transaction to effect the sale of the assets of Eurand to Axcan (collectively, the “Transactions,” and the consummation of the Transactions is referred to as the “Closing”).  The Plan will provide retention incentive payment opportunities to approximately forty (40) key employees of the Company’s subsidiaries if, and only to the extent, permitted by applicable law and in an amount not to exceed the aggregate amount approved by the Compensation Committee (the “Committee”) of the Board of Directors of Eurand N.V. (the “Board”).  The Plan is designed to provide a retention incentive for selected employees who have been identified by management as being integral to the transition of ownership to Axcan, and is intended to help ensure business continuity and maximize the value of the Company.

2. Administration.  The Administrator (as defined below) shall propose approximately forty (40) selected eligible employees of the Company’s subsidiaries who shall participate in the Plan for approval of the Committee.  The Plan shall be administered before January 1, 2011 by the Chief Commercial Officer of the Company or his delegate, and on or after January 1, 2011 by the acting Chief Executive Officer of the Company or his delegate (collectively, the “Administrator”).  The Administrator shall have the sole discretion to interpret the Plan, to make factual determinations, and to take such other actions as the Administrator deems necessary or advisable in carrying out his duties under the Plan, as provided in this Section 2.  All decisions and determinations by the Administrator or the Committee, as applicable, shall be final, conclusive and binding on the Company, all Participants, and any other persons having or claiming an interest under the Plan.  As a condition of participating in the Plan, all Participants agree that the determinations of the Administrator or the Committee, as applicable, will be final and binding.

3. Participation.  The Administrator, with the Committee’s approval, shall (i) designate in writing which key employees of the Company shall be participants in the Plan (the “Participants”), and (ii) identify each Participant as either a “Tier 1 Participant” or a “Tier 2 Participant.”  The Company shall provide each Participant with a letter agreement advising the Participant that he or she is a Participant in the Plan.  Only employees who are designated as participating in the Plan by the Administrator and provided such letter agreements shall be Participants in the Plan.  No employee who, prior to the Closing was granted a retention bonus or retention bonus opportunity in connection with the Transactions, including but not limited to a retention bonus under a Retention Plan Agreement or Executive Change in Control Agreement with the Company, may become a Participant in the Plan.

4. Retention Bonus.

4.1 Each Participant shall be entitled to earn a cash retention bonus (the “Retention Bonus”) as follows:

4.1.1 Each Tier 1 Participant shall be entitled to earn a Retention Bonus in an amount equal to 40% of the Tier 1 Participant’s gross base salary in effect on the date of payment, if and only to the extent permitted by applicable law.  For example, if a Tier 1 Participant’s gross base salary is $80,000, the Retention Bonus is $32,000.

4.1.2 Each Tier 2 Participant shall be entitled to earn a Retention Bonus in an amount equal to 30% of the Tier 2 Participant’s gross base salary in effect on the date of payment, if and only to the extent permitted by applicable law.  For example, if a Tier 2 Participant’s gross base salary is $80,000, the Retention Bonus is $24,000.

4.2 Each Participant shall earn 33% of his or her Retention Bonus on the Closing of the Transactions (the “First Retention Date”), if the Participant continues in employment with the Company and its subsidiaries through the First Retention Date.

4.3 Each Participant shall earn 67% of his or her Retention Bonus on the first to occur of (i) December 15, 2011, or (ii) the six month anniversary of the Closing of the Transactions (the “Second Retention Date”), if the Participant continues in employment with the Company and its subsidiaries through the Second Retention Date.

4.4 Notwithstanding anything in the Plan to the contrary, Retention Bonuses shall be provided only to the extent permitted by applicable law, and if applicable law would prohibit payment of a Retention Bonus to a Participant, then no Retention Bonus shall be paid to the Participant, including, by way of example, if payment of the Retention Bonus would require payment to a broader number of employees.

4.5 Notwithstanding anything in the Plan to the contrary, no amounts will be paid under Section 4.2 (33% of the Retention Bonus) if the Board determines that the Closing will not occur, and, in that event, the Plan will terminate immediately after the amounts described in Section 4.3 (67% of the Retention Bonus) are paid; provided that if the Board’s determination occurs after the date on which the amounts described in Section 4.3 are paid, the Plan will terminate as of the date of the Board’s determination that the Closing will not occur.  In the event that a Participant is terminated pursuant to Section 5.3.2 after the Board has determined that the Closing will not occur, then such Participant shall (a) not receive any amount that would be payable if the First Retention Date had occurred, but (b) shall receive the amount payable as if the Second Retention Date has occurred.   For the avoidance of doubt, in the event that a Participant is terminated pursuant to Section 5.3.2 before the Board has determined that the Closing will not occur, such Participant shall receive any unpaid Retention Bonus amount that would be payable with respect to both the First Retention Date and Second Retention Date.

5. Payment of Retention Bonus.

5.1 Except as set forth in Section 5.3.2, the portion of the Retention Bonus that is to be paid on the First Retention Date will be paid in a lump sum cash payment on the First Retention Date, subject to the Participant’s employment with the Company and its subsidiaries on the First Retention Date.  The amount of any Retention Bonus payable pursuant to this Section 5.1 shall be reduced on a pro-rata basis if a Participant has taken an unpaid leave of absence during the period following delivery of the letter described in Section 3 (the “Letter”) and the First Retention Date. The amount of the reduction will be calculated as the Retention Bonus that would otherwise have been payable pursuant to this Section 5.1 multiplied by a fraction, the numerator of which is the number of days of such unpaid leave of absence and the denominator of which is the number of days during the period between the delivery of the Letter and the First Retention Date.

5.2 Except as set forth in Section 5.3.2, the portion of the Retention Bonus that is to be paid on the Second Retention Date will be paid in a lump sum cash payment on the Second Retention Date, subject to the Participant’s employment with the Company and its subsidiaries on the Second Retention Date.  The amount of any Retention Bonus payable pursuant to this Section 5.2 shall be reduced on a pro-rata basis if a Participant has taken an unpaid leave of absence during the period following delivery of the Letter and the Second Retention Date.   The amount of the reduction will be calculated as the Retention Bonus that would otherwise have been payable pursuant to this Section 5.2 multiplied by a fraction, the numerator of which is the number of days of such unpaid leave of absence and the denominator of which is the number of days during the period following delivery of the Letter and the Second Retention Date.

5.3 Payments Upon Termination of Employment.

5.3.1 Except as otherwise set forth in Section 5.3.2, upon any termination of the Participant’s employment with the Company and/or its subsidiaries for any reason prior to the date on which the Retention Bonus is earned pursuant to Section 4.2 or Section 4.3 above, the Participant shall be ineligible to receive any Retention Bonus amount not earned as of the date of such termination, and the Participant shall have no further rights with respect to this Plan.  For the avoidance of doubt, to the extent that a Participant provides prior notice of termination (including resignation) to the Company or a subsidiary, for purposes hereof, no termination of Participant’s employment with the Company and its subsidiaries shall be deemed to occur prior to the expiration of such notice period.

5.3.2 Subject to Section 4.5 above, if, prior to the First Retention Date or Second Retention Date, the Participant’s employment is terminated by the Company and/or its subsidiaries without Cause, the Participant shall be entitled to receive the portion of the Retention Bonus that has not yet been paid.   The Retention Bonus with respect to the First Retention Date or Second Retention Date shall be paid, if at all, on the next payroll date immediately following the date of such termination.

5.4 Effect of Section 280G of Internal Revenue Code.

5.4.1 Notwithstanding the foregoing, in the event that it shall be determined that any payment in the nature of compensation (within the meaning of section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”)) to or for the benefit of the Participant, whether paid or payable pursuant to the terms of this Plan or otherwise (the “Payment”), would constitute an “excess parachute payment” within the meaning of Code section

280G, the Company shall reduce (but not below zero) the aggregate present value of the Payment under this Plan to the Reduced Amount, if but only if reducing the Payment under this Plan will provide the Participant with a greater net after-tax amount than would be the case if no reduction was made.  The Payment shall be reduced as described in the preceding sentence only if (A) the net amount of the Payment, as so reduced (and after subtracting the net amount of federal, state and local income and payroll taxes on the reduced Payment), is greater than or equal to (B) the net amount of the Payment without such reduction (but after subtracting the net amount of federal, state and local income and payroll taxes on the Payment and the amount of Excise Tax (as defined below) to which the Participant would be subject with respect to the unreduced Payment).  Only amounts payable under this Plan shall be reduced pursuant to this Section 5.4.

5.4.2 The “Reduced Amount” shall be an amount expressed in present value that  maximizes the aggregate present value of the Payment without causing any Payment under this Plan to be subject to the Excise Tax, determined in accordance with Code section 280G(d)(4).  The term “Excise Tax” means the excise tax imposed under Code section 4999, together with any interest or penalties imposed with respect to such excise tax.  The calculations under this Section 5.4 shall maximize the amounts payable to the Participant under this Plan consistent with the requirements of Code sections 280G and 4999.

5.4.3 All determinations to be made under this Section 5.4 shall be made by an independent consulting firm or registered public accounting firm selected by the Company immediately prior to the Closing (the “Firm”), which shall provide its determinations and any supporting calculations both to the Company and the affected Participant within 10 days of the Closing.  Any such determination by the Firm shall be binding upon the Company and the Participants. All of the fees and expenses of the Firm in performing the determinations referred to in this Section shall be borne solely by the Company.

5.5 Notwithstanding any other provision of this Plan, the Company and its subsidiaries shall be entitled to withhold from all payments under this Plan, or from other compensation payable to the Participant, amounts sufficient to satisfy all federal, state and local tax withholding requirements relating to payments under the Plan.

6. Confidentiality Covenant.

6.1 By each Participant’s acceptance of a Retention Bonus, the Participant acknowledges that he or she is subject to the terms of the Plan, as set forth herein.  As a condition of participating in the Plan, each Participant agrees to keep confidential, and not discuss with any person (whether an employee of the Company or a subsidiary or an individual outside the Company and its subsidiaries), the terms of this Plan, the fact that the Participant has been offered a Retention Bonus, or any provision of the letter agreement provided under Section 3; provided that (i) if needed for financial planning or tax reasons, a Participant may disclose the terms of the Plan and the Participant’s Retention Bonus to the Participant’s attorney, accountant, financial advisor or immediate family members, if such persons agree to keep the terms of the Plan and the Participant’s Retention Bonus confidential, and (ii) the confidentiality requirements of this Section 6.1 shall not apply to any information that the Company has publicly disclosed in a governmental filing or any court proceeding, or any disclosures made by the Participant at the written direction of the Administrator or his delegate as part of the Participant’s job responsibilities.

6.2 Notwithstanding anything in the Plan to the contrary, in the event that the Participant (or any person to whom the Participant has disclosed the terms of the Plan or the Retention Bonus) violates the confidentiality requirements of Section 6.1, the Company may, in its sole discretion, determine that:

6.2.1 The Participant shall forfeit his or her right to earn any Retention Bonus under the Plan, and the Participant shall receive no payments under this Plan; and

6.2.2 The Participant shall be required to repay to the Company all Retention Bonus amounts that were paid to the Participant under the Plan during the one year period prior to the date on which the Company provides written notice to the Participant that the Participant has violated the confidentiality provisions of Section 6.1.  Such repayment shall occur within 30 days after the Company provides written notice to the Participant that the Company has determined that the Participant has violated the confidentiality provisions of Section 6.1.

7. Cause.  For purposes of this Plan, “Cause” shall mean (i) willful fraud or willful material dishonesty in connection with the Participant’s employment by the Company and/or its subsidiaries, (ii) intentional failure by the Participant to substantially perform the Participant’s duties with respect to the Company and/or its subsidiaries or gross neglect in the performance of such duties, (iii) gross negligence or willful misconduct in connection with the Participant’s employment by the Company and/or its subsidiaries, (iv) the Participant’s breach of any of the restrictive covenants as provided in any agreement between the Participant and the Company or its subsidiaries, or (v) the Participant’s conviction of, or plea of nolo contendere to, a charge of commission of a felony.

8. General Provisions.

8.1 Transferability.  No Retention Bonus amount under this Plan may be transferred, assigned, pledged or encumbered by a Participant. If payments are to be made under the Plan after a Participant’s death, such payments shall be made to the personal representative of the Participant’s estate.

8.2 Unfunded Arrangement.  This Plan is an unfunded plan.  No Participant or any other person shall under any circumstances acquire any property interest in any specific assets of the Company.  Nothing contained in this Plan and no action taken pursuant hereto shall create or be construed to create a fiduciary relationship between the Company and any Participant or other person.  A Participant’s right to receive payments under the Plan shall be no greater than the right of an unsecured general creditor of the Company.  All payments shall be made from the general assets of the Company, and no special or separate fund shall be established and no segregation of assets shall be made to assure payment.

8.3 No Rights to Employment.  Nothing in this Plan, and no action taken pursuant hereto, shall confer upon any Participant the right to continue in the employ of the Company, or affect the right of the Company to terminate the Participant’s employment at any time for cause or for no cause whatsoever.

8.4 Termination and Amendment of the Plan.  The Board reserves the right, in its sole discretion, to amend, suspend, or terminate the Plan at any time and for any reason.

8.5 Miscellaneous.

8.5.1 The provisions of this Plan shall be binding upon any successor by merger or otherwise of the Company, including without limitation Axcan if applicable under the Transactions.

8.5.2 The Plan shall be construed and governed in accordance with the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, this Plan has been duly executed by the parties hereto as of the day and year first written above.

EURAND N.V.

By:	/s/ David Schloss
David Schloss
Vice President, Human Resources